Exhibit 11

STERLING BANCORP AND SUBSIDIARIES

Statement Re: Computation of Per Share Earnings

(dollars in thousands, except per share data)

Earnings per common share is computed using the two-class method. Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period, excluding participating securities. Participating securities include non-vested stock awards such as awards of restricted shares of common stock. Non-vested stock awards are considered participating securities because holders of these securities receive non-forfeitable dividends at the same rate as holders of the Company's common stock. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

The following table presents the calculation of net earnings allocated to common stock and a reconciliation of the number of shares used in the calculation of basic and diluted earnings per common share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Distributed earnings allocated to common stock	$2,780	$2,772	$5,556	$5,533

Undistributed earnings allocated to common stock	1,737	2,085	4,189	3,912
Net earnings allocated to common stock	$4,517	$4,857	$9,745	$9,445

Weighted-average common shares outstanding	30,902,957	30,818,709	30,882,237	30,805,484
Add dilutive effect of:
Stock options	-	-	-	-
Adjusted for assumed diluted computation	30,902,957	30,818,709	30,882,237	30,805,484

Net earnings allocated to common stock, per average common share:
Basic	$0.15	$0.16	$0.32	$0.31
Diluted	$0.15	$0.16	$0.32	$0.31